Exhibit 99.1

Confidential

Tuniu Announces Unaudited First Quarter 2016 Financial Results

Net Revenues in Q1 2016 Increased by 62.8% Year-Over-Year
Total Number of Trips in Q1 2016 Increased by 80.2% Year-Over-Year

NANJING, China, May 24, 2016 -- Tuniu Corporation (NASDAQ:TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the first quarter ended March 31, 2016.

Highlights for the First Quarter of 2016

•	Net revenues in the first quarter of 2016 increased by 62.8% year-over-year to RMB2.0 billion (US$315.1 million1).
•	Gross bookings[2] which include organized tours and self-guided tours, increased by 62.5% to RMB3.1 billion (US$481.7 million) year-over-year in the first quarter of 2016.
•	Total number of trips increased by 80.2% year-over-year in the first quarter of 2016. Total number of trips from organized tours (excluding local tours) increased by 76.9% year-over-year and the total number of trips from self-guided tours increased by 104.3% year-over-year in the first quarter of 2016.
•	Other revenues increased by 506.9% year-over-year to RMB67.9 million (US$10.5 million) in the first quarter of 2016.
•	Mobile traffic contributed over 75% of total online traffic and 80% of total orders in the first quarter of 2016.
•	As of March 31, 2016, Tuniu had 170 regional service centers throughout China and 4[3] international centers. Subsequently, Tuniu added another 4[4] international centers to 8 international centers in total.

Mr. Donald Yu, Tuniu's co-founder, Chairman and Chief Executive Officer, said, “We had a solid first quarter performance with net revenues and packaged tour gross bookings growing 62.8% and 62.5% year-over-year, respectively. While we continue to be impacted by a slowing demand for Europe, we observed that customers who are choosing to travel to nearby destinations instead of farther destinations continue to book with the Tuniu platform. Our total number of trips continues to rapidly grow at 80.2% year-over-year and our returning customer contributed 43.6% of our gross booking during the first quarter. This reflects our customers’ loyalty and preference for Tuniu as a comprehensive provider of leisure travel services."

Mr. Alex Yan, Tuniu's co-founder, President and Chief Operating Officer, said, “As Tuniu continues to lead the organized tour segment in terms of market share, we will also put increased emphasis on self-guided tours. Self-guided tours in China has the potential of becoming a significant driver for leisure travel because many younger generation of travelers or seasoned travelers often prefer to explore destinations with a flexible schedule. By increasing our procurement capabilities for diversified products, expanding our offerings in hotels and air tickets, and strengthening our supply chain management capabilities, Tuniu can efficiently provide products to meet travelers’ demand for self-guided tours. We believe that our ability to dynamically bundle together air ticket and hotel with vast amount of localized resources such as destination-based services and tours is our key competitive advantage in self-guided tours."

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.4480 on March 31, 2016 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

2 Gross bookings refer to the total amount paid by our customers for the travel products that we have delivered and the travel services that we have rendered, including the related taxes, fees and other charges borne by our customers.

3 The 4 international centers are located in Hong Kong, Bangkok, Bali and Maldives.

4 The 4 international centers are located in Phuket, Tokyo, Seoul and Singapore.

Confidential

Mr. Conor Yang, Tuniu's Chief Financial Officer, said, “Tuniu is becoming increasingly diversified as our other revenue grew 506.9% year-over-year during the first quarter. Additional product categories such as hotel booking, air ticketing, financial services and insurance services are reaching scale to start making meaningful contribution to our revenue. In addition, as our additional product categories expand, operational synergy between our core leisure travel business and additional product categories is developing into our long-term competitive advantage."

First Quarter 2016 Results

Net revenues were RMB2.0 billion (US$315.1 million) in the first quarter of 2016, representing a year-over-year increase of 62.8% from the corresponding period in 2015. The number of trips sold increased by 80.2% to 1,187,507 in the first quarter of 2016 from 659,032 in the first quarter of 2015.

•	Revenues from organized tours, substantially all of which are recognized on a gross basis, were RMB1,915.0 million (US$297.0 million) in the first quarter of 2016, representing a year-over-year increase of 59.4% from the corresponding period in 2015. The increase was primarily due to the growth in demand for travel to certain international destinations, such as Australia, New Zealand, North America, Japan, South Korea, and Southeast Asia, and for domestic tours. In the first quarter of 2016, the number of trips of organized tours (excluding local tours) increased by 76.9% to 459,676 from 259,801 in the same period last year, and the number of trips of local tours increased by 60.5% to 321,289 from 200,213 in the first quarter of 2015.

•	Revenues from self-guided tours, which are recognized on a net basis, were RMB62.3 million (US$9.7 million) in the first quarter of 2016, representing a year-over-year increase of 54.2% from the corresponding period in 2015. The increase in revenues was primarily due to the growth in travel to domestic destinations and self-driving tours. The number of trips of self-guided tours increased by 104.3% year-over-year to 406,542 in the first quarter of 2016 from 199,018 in the first quarter of 2015.

•	Other revenues, were RMB67.9 million (US$10.5 million) in the first quarter of 2016, representing a year-over-year increase of 506.9% from the corresponding period in 2015. The increase was primarily due to a rise in service fees received from insurance companies, service fees for financial services, commission fees for hotel reservation and air-ticketing, and revenues from tourist attraction tickets.

Confidential

Cost of revenues was RMB1,944.8 million (US$301.6 million) in the first quarter of 2016, representing a year-over-year increase of 62.4% from the corresponding period in 2015. As a percentage of net revenues, cost of revenues was 95.7% in the first quarter of 2016 compared to 95.9% in the corresponding period in 2015.

Gross margin was 4.3% in the first quarter of 2016 compared to 4.1% in the first quarter of 2015. The increase in gross margin was primarily due to the increased contribution from other revenue as a result of category expansion.

Operating expenses were RMB648.1 million (US$100.5 million) in the first quarter of 2016, representing a year-over-year increase of 120.6% from the corresponding period in 2015. Share-based compensation expenses, which were allocated to operating expenses, were RMB21.3 million (US$3.3 million) in the first quarter of 2016. Amortization of acquired intangible assets, which was allocated to operating expenses, was RMB35.9 million (US$5.6 million) in the first quarter of 2016. Non-GAAP5 operating expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets, were RMB590.9 million (US$91.6 million) in the first quarter of 2016, representing a year-over-year increase of 110.2%.

•	Research and product development expenses were RMB122.0 million (US$18.9 million) in the first quarter of 2016, representing a year-over-year increase of 180.4%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses of RMB1.3 million (US$0.2 million) and amortization of acquired intangible assets of RMB0.5 million (US$85.2 thousand), were RMB120.1 million (US$18.6 million) in the first quarter of 2016, representing an increase of 180.6% from the corresponding period in 2015. The increase was primarily due to investments for the implementation of additional product categories such as financial services, accommodation reservation, and transportation ticketing, an increase in personnel expenses related to direct procurement, technology, and new regional service centers.

•	Sales and marketing expenses were RMB384.4 million (US$59.6 million) in the first quarter of 2016, representing a year-over-year increase of 102.7%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses of RMB0.3 million (US$50.1 thousand) and amortization of acquired intangible assets of RMB33.8 million (US$5.2 million), were RMB350.2 million (US$54.3 million) in the first quarter of 2016, representing a year-over-year increase of 84.9% from the corresponding period in 2015. The increase was primarily due to promotion for category expansion, branding campaigns, advertisements for our mobile business development, expansion of our VIP customer service center, and amortization of acquired intangible assets from the previously announced transaction with JD.com.

•	General and administrative expenses were RMB143.8 million (US$22.3 million) in the first quarter of 2016, representing a year-over-year increase of 131.9%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses of RMB19.6 million (US$3.0 million) and amortization of acquired intangible assets of RMB1.5 million (US$0.2 million), were RMB122.7 million (US$19.0 million) for the first quarter of 2016, representing a year-over-year increase of 144.2% from the corresponding period in 2015. The increase was primarily due to an increase in the headcount of our administrative personnel as a result of our business expansion, such as regional service center expansion and product category expansion.

 5 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of non-GAAP financial measures in this press release, and the attached “Reconciliations of GAAP and non-GAAP Results" at the end of this press release reconciles non-GAAP financial information with the Company's financial results under GAAP.

Confidential

Loss from operations was RMB561.2 million (US$87.0 million) in the first quarter of 2016, compared to a loss from operations of RMB242.8 million in the corresponding period in 2015. Non-GAAP loss from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB504.1 million (US$78.2 million) in the first quarter of 2016.

Net loss was RMB542.8 million (US$84.2 million) in the first quarter of 2016, compared to a net loss of RMB233.1 million in the first quarter of 2015. Non-GAAP net loss, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB485.7 million (US$75.3 million) in the first quarter of 2016.

Net loss attributable to ordinary shareholders was RMB539.5 million (US$83.7 million) in the first quarter of 2016, compared to a net loss attributable to ordinary shareholders of RMB233.1 million in the corresponding period in 2015. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB482.4 million (US$74.8 million) in the first quarter of 2016.

As of March 31, 2016, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB5.7 billion (US$881.4 million).

Business Outlook

For the Second quarter of 2016, Tuniu expects to generate RMB2,338 million to RMB2,414 million of net revenues, which represents 54% to 59% growth year-over-year. This forecast reflects Tuniu’s current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on May 24, 2016, (8:00 pm, Beijing/Hong Kong Time, on May 24, 2016) to discuss the first quarter 2016 financial results.

Confidential

To participate in the conference call, please dial the following numbers:

US:	+1-888-346-8982
Hong Kong:	800-905945
China:	4001-201203
International:	+1-412-902-4272

Conference ID: Tuniu Corporation 1Q 2016 Earnings Call

A telephone replay will be available one hour after the end of the conference through May 31, 2016. The dial-in details are as follows:

US:	+1-877-344-7529
International:	+1-412-317-0088

Replay Access Code: 10086143

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu has over 1,650,000 stock keeping units (SKUs) of packaged tours, covering over 150 countries worldwide and all the popular tourist attractions in China. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including over 1,500 tour advisors, a 24/7 call center, 170 regional service centers and 8 international centers. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

Confidential

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to cost of revenues, research and product development expenses, sales and marketing expenses, general and administrative expenses, operating expenses, loss from operations, net loss, net loss attributable to ordinary shareholders, net loss per ordinary share attributable to ordinary shareholders-basic and diluted and net loss per ADS, which excludes share-based compensation expenses and amortization of acquired intangible assets. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

A limitation of using non-GAAP financial measures excluding share-based compensation expenses and amortization of acquired intangible assets is that share-based compensation expenses and amortization of acquired intangible assets have been – and will continue to be – significant recurring expenses in the Company's business. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

China

Maria Xin

Investor Relations and Strategic Investment Senior Director

Tuniu Corporation

Phone: +86-25-8685-3178

E-mail: ir@tuniu.com

(Financial Tables Follow)

Confidential

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	2,101,217	2,057,801	319,138
Restricted cash	338,997	145,089	22,501
Short-term investments	1,226,415	3,480,613	539,797
Accounts receivable, net	113,252	148,393	23,014
Amounts due from related parties	60,004	379,866	58,912
Prepayments and other current assets	1,699,468	1,408,581	218,452
Total current assets	5,539,353	7,620,343	1,181,814

Non-current assets
Property and equipment, net	145,190	152,743	23,688
Intangible assets	715,548	682,523	105,850
Goodwill	136,569	136,569	21,180
Other non-current assets	649,481	603,366	93,575
Long-term amounts due from related parties	-	316,103	49,023
Total non-current assets	1,646,788	1,891,304	293,316
Total assets	7,186,141	9,511,647	1,475,130

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	767,307	854,900	132,584
Amounts due to related parties	28,762	47,212	7,322
Salary and welfare payable	147,389	129,672	20,110
Taxes payable	8,429	12,238	1,898
Advances from customers	1,223,313	1,192,562	184,951
Accrued expenses and other current liabilities	1,615,433	1,180,516	183,082
Total current liabilities	3,790,633	3,417,100	529,947
Non-current liabilities	57,785	58,596	9,087
Total liabilities	3,848,418	3,475,696	539,034

Shareholders’ equity
Ordinary shares	181	241	37
Additional paid-in capital	5,482,637	8,780,654	1,361,764
Accumulated other comprehensive loss / (income)	167,025	109,974	17,056
Accumulated deficit	(2,328,423)	(2,867,939)	(444,780)
Total Tuniu's shareholders’ equity	3,321,420	6,022,930	934,077
Noncontrolling interests	16,303	13,021	2,019
Total Shareholders’ equity	3,337,723	6,035,951	936,096
Total liabilities and shareholders’ equity	7,186,141	9,511,647	1,475,130

Confidential

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	March 31, 2015	December 31,2015	March 31,2016	March 31,2016
	RMB	RMB	RMB	US$

Revenues
Organized tours	1,201,372	1,804,449	1,914,956	296,984
Self-guided tours	40,407	52,198	62,303	9,662
Others	11,195	47,296	67,949	10,536
Total revenues	1,252,974	1,903,943	2,045,208	317,182
Less: Business and related taxes	(4,747)	(8,737)	(13,552)	(2,102)
Net revenues	1,248,227	1,895,206	2,031,656	315,080
Cost of revenues	(1,197,241)	(1,815,557)	(1,944,787)	(301,611)
Gross profit	50,986	79,649	86,869	13,469

Operating expenses
Research and product development	(43,508)	(106,011)	(121,987)	(18,919)
Sales and marketing	(189,651)	(394,819)	(384,419)	(59,618)
General and administrative	(62,016)	(146,589)	(143,830)	(22,306)
Other operating income	1,357	6,336	2,184	339
Total operating expenses	(293,818)	(641,083)	(648,052)	(100,504)
Loss from operations	(242,832)	(561,434)	(561,183)	(87,035)
Other income/(expenses)
Interest income	9,583	21,848	17,984	2,789
Foreign exchange related gains/(losses), net	247	(9,542)	(161)	(25)
Other loss, net	(54)	(109)	(6)	(1)
Loss before income tax expense	(233,056)	(549,237)	(543,366)	(84,272)
Income taxes (expense) /benefit	-	(215)	568	88
Net loss	(233,056)	(549,452)	(542,798)	(84,184)
Less:Net loss attributable to noncontrolling interests	-	(2,497)	(3,282)	(509)
Net loss attributable to ordinary shareholders	(233,056)	(546,955)	(539,516)	(83,675)

Net loss	(233,056)	(549,452)	(542,798)	(84,184)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	5,272	38,183	(57,051)	(8,848)
Comprehensive loss	(227,784)	(511,269)	(599,849)	(93,032)

Loss per share
Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.24)	(1.91)	(1.51)	(0.23)
Net loss per ADS - basic and diluted*	(3.71)	(5.73)	(4.52)	(0.70)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	188,667,867	286,488,559	357,957,594	357,957,594

Share-based compensation expenses included are as follows;
Cost of revenues	165	211	238	37
Research and product development	705	1,129	1,317	204
Sales and marketing	230	302	323	50
General and administrative	11,772	20,839	19,640	3,046
Total	12,872	22,481	21,518	3,337

*Each ADS represents three of the Company's ordinary shares.

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Reconciliations  of GAAP and Non-GAAP Results

(In RMB, except per share information)

	Quarter Ended March 31,2016
	GAAP	Share-based	Amortization of acquired	Non-GAAP
	Result	Compensation	intangible assets	Result

Cost of revenues	(1,944,787)	238	(292)	(1,944,841)

Research and product development	(121,987)	1,317	550	(120,120)
Sales and marketing	(384,419)	323	33,848	(350,248)
General and administrative	(143,830)	19,640	1,480	(122,710)
Other operating income	2,184	-	-	2,184
Total operating expenses	(648,052)	21,280	35,878	(590,894)

Loss from operations	(561,183)	21,518	35,585	(504,080)

Net loss	(542,798)	21,518	35,585	(485,695)

Net loss attributable to Tuniu’s shareholders	(539,516)	21,518	35,585	(482,413)

Net loss per ordinary share attributable to ordinary hareholders - basic and diluted	(1.51)			(1.35)
Net loss per ADS - basic and diluted	(4.52)			(4.04)

	Quarter Ended December 31,2015
	GAAP	Share-based	Amortization of acquired	Non-GAAP
	Result	Compensation	intangible assets	Result

Cost of revenues	(1,815,557)	211	292	(1,815,054)

Research and product development	(106,011)	1,129	399	(104,483)
Sales and marketing	(394,819)	302	36,780	(357,737)
General and administrative	(146,589)	20,839	(315)	(126,065)
Other operating income	6,336	-	-	6,336
Total operating expenses	(641,083)	22,270	36,864	(581,949)

Loss from operations	(561,434)	22,481	37,157	(501,796)

Net loss	(549,452)	22,481	37,157	(489,814)

Net loss attributable to Tuniu’s shareholders	(546,955)	22,481	37,157	(487,317)

Net loss per ordinary share attributable to ordinary hareholders - basic and diluted	(1.91)			(1.70)
Net loss per ADS - basic and diluted	(5.73)			(5.10)

	Quarter Ended March 31, 2015
	GAAP	Share-based	Amortization of acquired	Non-GAAP
	Result	Compensation	intangible assets	Result

Cost of revenues	(1,197,241)	165	-	(1,197,076)

Research and product development	(43,508)	705	-	(42,803)
Sales and marketing	(189,651)	230	-	(189,421)
General and administrative	(62,016)	11,772	-	(50,244)
Other operating income	1,357	-	-	1,357
Total operating expenses	(293,818)	12,707	-	(281,111)

Loss from operations	(242,832)	12,872	-	(229,960)

Net loss	(233,056)	12,872	-	(220,184)

Net loss attributable to ordinary shareholders	(233,056)	12,872	-	(220,184)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.24)			(1.17)
Net loss per ADS - basic and diluted	(3.71)			(3.50)